SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 30, 2015 the Company reported the summary of the resolutions adopted by the Adjouned Shareholders' Meeting held on November 26, 2015:

3. Reinstatement of the “Legal Reserve” account. Treatment of allocation of the “Additional Paid-In Capital” account. Consideration of Reclassification of Reserves.

4. Consideration of net income for the fiscal year ended June 30, 2015 for $114,009 thousand. Consideration of payment of a cash dividend for up to $88,100 thousand.

It was approved by the majority of votes (i) not to pay the dividend mentioned in the order of business previously published and (ii)  not to distribute all or part of the additional paid-in capital account as permitted by regulations. All this under the effects generated by the ruling of the Court of Tel Aviv, timely informed, in the investment results of our controlled subsidiary IRSA Inversiones y Representaciones Sociedad Anónima ( " IRSA " ) in IDB Development Corporation Ltd. , which was reflected in IRSA's results for the first quarter, highlighting that as aforementioned ruling is subject to revision, the board might call a shareholders’ meeting again in the future.

5.  Consideration of allocation of treasury shares. Delegation of powers.

It was approved by a majority vote that the treasury shares acquired during the year ended June 30, 2015, will be maintained for a further period and the decision on their availability will be deicded at the next meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 30, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets